Penfolds
Australia's Most Famous Wine

RECEIVED
2004 SEP -8 A 10:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

04036697

23 August 2004

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SUPPL

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
MARGARET JACKSON JOINS SOUTHCORP LIMITED BOARD

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

PROCESSED
SEP 09 2004
THOMSON FINANCIAL

M M HUDSON
COMPANY SECRETARY

dw 9/8

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

23 August 2004

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

MARGARET JACKSON JOINS SOUTHCORP BOARD

As advised to the market on 23 July, Ms Margaret Jackson, AC, has today joined the Southcorp Limited Board as a non-executive Director and Deputy Chairman to fill the vacancy caused by the resignation of Mr T P Burnet on that date.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
CHIEF GENERAL COUNSEL & COMPANY SECRETARY

23 August 2004

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
DIRECTOR'S INITIAL NOTICE OF INTERESTS IN SOUTHCORP SHARES

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

23 August 2004

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
Level 6
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

INITIAL NOTICE OF DIRECTOR'S INTERESTS

Pursuant to Listing Rule 3.19A.1 and Section 205G(3)(a) of the Corporations Act, enclosed please find an Appendix 3X – Initial Notice of a Director's Interests – for Ms Margaret Jackson, AC, who joined the Southcorp Limited Board today.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl.

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Kimbry Pty Ltd Graemar Nominees Pty Ltd	30,000 ordinary shares 52,000 ordinary shares

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A